Exhibit 21.01

Subsidiaries of the Registrant

List all subsidiaries of the Registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business.

Name of organization	Name under which business is conducted	Jurisdiction of Organization	Date of Organization

Now Health Corp.	Same	State of Florida	September 22, 2021
Puget Puerto Rico, Inc.	Same	Commonwealth of Puerto Rico	October 12, 2021

In addition to the foregoing, the Registrant is a party to acquisition agreements to acquire the following entities, which would become subsidiaries or to letters of intent to acquire the following entities, which would become subsidiaries:

Name of organization	Name under which business is conducted	Jurisdiction of Organization	Date of Organization

Behavioral Centers of South Florida LLC (1)	Same	State of Florida	November 14, 2016
D & D Rehab Center, Inc. (1)	Same	State of Florida	February 5, 2010
Care Suites LLC (2)	CareSuites	State of Delaware	February 28, 2019
Glades Medical Centers of Florida LLC (2)(3)	Same	State of Florida	August 5, 2021
Primary Medical Physicians, LLC (2)(3)	Same	State of Florida	February 18, 2021
Glades Medical Centers LLC (2)(3)	Same	State of Florida	May 28, 2014

(1)	Acquisition agreement

(2)	Letter of intent

(3)	A joint venture formed by Primary Medical Physicians, LLC, a Florida limited liability (“PMP”), and, Glades Medical Centers LLC, a Florida limited liability company using Glades Medical Centers of Florida, LLC, a Florida Limited Liability company (“GMCF”) as the joint venture vehicle. The individual principals involved are Messrs. Carlos H. Arce, Esquire, Robbie Chamoun and Daniel Sierra, and, Ramon A. Berenguer, MD, all Florida residents.